Exhibit 99.1

IQM Quantum Computers Reports First Earnings as Public Company, Reporting First Half and Second Quarter 2026 Results, and Initiates FY 2026 Guidance Supported by Over EUR 102 million Order Backlog

IQM Quantum Computers Plc, Stock Exchange Release, Half year financial report August 4, 2026 at 08:00 (EEST)

ESPOO, FINLAND | August 4, 2026 | IQM Quantum Computers Plc (Nasdaq: IQMX) (“IQM”, “IQM Quantum Computers” or the “Company”), a global leader in full-stack superconducting quantum computers, today announced its financial results for the first half and second quarter of 2026, ended on June 30, 2026.

First Half and Year to Date 2026 Financial Highlights

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Order backlog of EUR 69.1 million as of June 30, 2026
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EUR 33.0 million added to backlog since June 30, 2026, bringing total order backlog to over EUR 102.1 million as of August 3, 2026
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Total revenues for the six months ended June 30, 2026, were EUR 8.9 million
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Operating loss for the six months ended June 30, 2026, was EUR 60.5 million
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Cash Balance of EUR 309.4 million as of July 2, 2026, inclusive of listing proceeds
●
2026 Financial Outlook:
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Full-Year New Order Intake Target: EUR 65 million to EUR 75 million
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Full-Year 2026 Revenue Target: EUR 42 million to EUR 47 million

First Half and Year to Date 2026 Operational Highlights

●
Expansion into several new markets, including Japan and Spain, through new customer wins and customer engagements
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17 systems in total delivered globally to customers since founding, with 26 total systems sold
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Notably, first US delivery to US Department of Energy's Oak Ridge National Laboratory in Tennessee in June 2026
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Strong new sales momentum with a landmark deal announced with CSC, where IQM was selected to integrate a quantum computer into the LUMI AI Factory, connected to one of the world’s leading supercomputers
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Concrete use-cases exploration with Deutsche Bahn that demonstrated a hybrid quantum-classical railway scheduling solution using real operational data on today's IQM hardware
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Significant advancements in error correction, first introducing tile codes and further refining them with the "barbell codes"—a novel family of qLDPC error correction codes customized for the IQM Constellation topology, showing strong improvement in efficiency

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More than EUR 40 million investment into industrial expansion of our proprietary fab, doubling cleanroom capacity to enable the production of up to 30 full-stack quantum computers per year
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Key ecosystem partnerships and collaborations including with NVIDIA, conducting AI-driven parallel qubit calibration using the NVIDIA Ising open family of AI models, helping automate system tuning and improve system uptime
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Collaboration with HPE including integrating IQM’s superconducting quantum computers with HPE Cray HPC infrastructure for hybrid enterprise environments
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Significantly strengthened and expanded board with independent industry professionals as board members
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Expanded management team with experienced key new hires, including CTO, COO and promoting Chief Scientist
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Hosted successful inaugural Capital Markets Day in June 2026. Materials are available on IQM’s website - https://investors.iqm.tech/

"Our public debut marks a historic milestone, demonstrating how technology leadership can capture global capital to transition quantum computing from research excellence into customer-ready computing infrastructure. IQM is operating from a position of verified commercial scale with 26 full-stack quantum computers sold, 17 delivered globally, and proven integration directly alongside AI supercomputers and high-performance data centers. As we execute our product roadmap and scale toward fault-tolerant quantum computing, our focus remains squarely on operational discipline, delivering real-world value, and strengthening our proposition as the partner of choice for sovereign and enterprise compute infrastructure," said Dr. Jan Goetz, CEO.

"Our successful dual listing has fundamentally transformed our balance sheet, establishing a cash position of EUR 309.4 million that provides a robust financial runway well into the second quarter of 2028. Supported by strong commercial momentum, with our total order backlog surpassing EUR 102.1 million, we are confirming our full-year 2026 plan, with the momentum providing us confidence in our guidance. We are well-capitalized to strategically deploy cash into expanding our internal manufacturing capacity, accelerating on-premise system deliveries, and building long-term, sustainable market leadership in global quantum infrastructure,” said Jan Kuerschner, CFO.

This release contains a summary of IQM Quantum Computers Oyj’s financial results for the first half and second quarter of 2026. The summary focuses on group-level financial information and the Company’s outlook. Detailed financial information and notes are available in the financial report accompanying this release and on the Company's website at https://investors.iqm.tech/. We encourage investors to review the tables and notes in the full report as well.

Conference Call and Webcast

IQM will host a conference call today, August 4, 2026, at 8:00 AM EDT to discuss its second quarter and first half 2026 financial results and full-year 2026 outlook.

You can listen to a live audio webcast of the conference call at https://edge.media-server.com/mmc/p/k7j4grx5 or the "Events & Presentations" section of the Company's Investor Relations website at https://investors.iqm.tech/. A replay of the conference call will be available at the same locations following the conclusion of the call for one year.

About IQM Quantum Computers

IQM Quantum Computers (Nasdaq: IQMX) is a global leader in superconducting quantum computers, delivering full-stack quantum systems and cloud platform access to enterprises, research institutions, universities, high-performance computing centers, and national laboratories worldwide. IQM’s on-premises deployment model gives customers direct ownership and control of their quantum infrastructure. Founded in 2018 and headquartered in Finland, with major operations in Munich, IQM employs over 400 people and operates across Europe, Asia, and North America. IQM is the first publicly listed European quantum company on the Nasdaq Stock Market.

Contacts

Media contact:

Michael Bruce

PR Manager

press@iqm.tech

Investor contact:

Blair Robertson

Vice President, Strategy & Corporate Development

Investor Relations Officer

investors@iqm.tech

Key Operating Metrics

In addition to the measures presented in our consolidated financial statements, we use Order Backlog and Order Intake as indicators of future revenues from existing signed orders. This approach provides management with a transparent bridge from confirmed orders to revenue, linking sales performance with revenue realization, while remaining consistent with the external definition of backlog as confirmed, not yet recognized orders. We believe these metrics provide useful information for the market to understand and evaluate our results of operations in the same manner as our management team. Order Backlog represents the value of binding customer orders that have been confirmed but not yet recognized as revenue at a point in time. We calculate Order Backlog as the point in time balance of Order Intake less recognized revenue. Order Intake represents the total monetary value of binding customer orders signed during the period, excluding pipeline or expected orders, and reflects new business secured and future revenue generation. These metrics are presented for supplemental informational purposes only, should not be considered substitutes for financial information presented in accordance with IFRS Accounting Standards, and may differ from similarly titled metrics or measures presented by other companies. In this release, we have provided our Order Backlog both as of June 30, 2026 and August 3, 2026. In future releases, we intend to only provide quarterly Order Backlog, and we do not undertake to provide post-quarter updated information.

Cautionary Language and Forward-Looking Statements

Certain statements herein that are not historical facts are forward-looking statements. These forward-looking statements may be identified by the use of terms and phrases such as “believe,” “expect,” “intends,” “outlook,” “may,” “will,” and other similar terms and phrases. Such forward-looking statements include, but are not limited to, statements regarding IQM’s strategies, future or anticipated market or competitive position, business plans and future performance, including IQM’s cash runway and outlook for the third quarter and full-year 2026. Forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from the results anticipated by these forward-looking statements, including, but not limited to: A) expectations, plans, benefits or outlook related to our strategies, projects, programs, product launches, growth management, licenses, intellectual property, sustainability and other ESG targets, operational key performance indicators and decisions on market exits or expansions; B) expectations, plans or benefits related to future performance of our businesses (including the expected impact, timing and duration of potential global pandemics, geopolitical conflicts and the general or regional macroeconomic conditions on our businesses, our supply chain, the timing of market changes or turning points in demand and our customers’ businesses); C) expectations and targets regarding financial performance and results of operations, including market share, prices, net sales, order backlog, order intake, income, margins, cash flows, cost savings, the timing of receivables, operating expenses, provisions, impairments, tariffs, taxes, currency exchange rates, hedging, investment funds, inflation, product cost reductions, competitiveness, value creation, and revenue generation in any specific region; D) our ability to execute, expectations, plans or benefits related to transactions, investments and changes in organizational structure and operating model, including the expansion of our manufacturing and production capacity; E) expectations related to the commercialization and market acceptance of quantum technology and the timing and progress of product development; and F) other risks and uncertainties discussed in the “Risk Factors” section of IQM’s prospectus pursuant to Rule 424(b)(3) filed with the United States Securities and Exchange Commission (the “SEC”) on June 5, 2026, IQM’s prospectus approved by the Finnish Financial Supervisory Authority (the “FIN-FSA”) on 1 July 2026, and in other filings that IQM makes from time to time with the SEC or the FIN-FSA. These statements are based on management's best assumptions and beliefs in light of the information currently available to them. IQM anticipates that subsequent events and developments may cause its views to change. IQM specifically disclaims any obligation to update the forward-looking statements in this press release except as required by law. These forward-looking statements should not be relied upon as representing IQM’s views as of any date subsequent to the date hereof.

IQM Quantum Computers
interim condensed consolidated statement of financial position (Balance Sheet)

(in thousands, except share and per share amounts)
(unaudited)

	Unaudited
in EUR thousand	June 30, 2026	December 31, 2025
Assets
Non-current assets
Intangible assets	841	920
Property, plant and equipment	61,464	57,931
Right-of-use assets	10,044	10,949
Financial assets	1,281	910
Total non-current assets	73,630	70,710
Current assets
Inventories	25,452	13,491
Contract assets	8,291	7,286
Trade receivables	12,200	15,489
Other financial assets	5,457	876
Other current assets	15,264	11,216
Cash and cash equivalents	113,424	146,544
Total current assets	180,089	194,903

Total assets	253,719	265,613

in EUR thousand	June 30, 2026	December 31, 2025
Equity and liabilities
Equity
Share capital	80	3
Capital reserves	489,522	438,157
Retained earnings	(307,141)	(232,243)
Other reserves	(39)	(16)
Total equity	182,422	205,900
Non-current liabilities
Loans and borrowings	2,160	9,222
Lease liabilities	11,306	12,185
Employee benefits	14	14
Total non-current liabilities	13,480	21,420
Current liabilities
Trade payables	7,762	8,855
Lease liabilities	2,341	2,475
Loans and borrowings	12,810	8,525
Contract liabilities	13,797	7,406
Employee benefits	8,961	5,908
Other current liabilities	12,145	5,124
Total current liabilities	57,817	38,292
Total liabilities	71,297	59,713

Total equity and liabilities	253,719	265,613

IQM Quantum Computers
interim condensed consolidated statement of loss

(in thousands, except share and per share amounts)
(unaudited)

	For the three months ended June 30,		For the six months ended June 30,
in EUR thousand	2026	2025	2026	2025

Revenue from contracts with customers	6,683	5,233	8,870	6,034
Cost of revenue	(3,623)	(3,159)	(5,265)	(3,627)
Gross profit	3,060	2,075	3,604	2,407

Selling expenses	(3,805)	(1,385)	(7,049)	(2,366)
General and administrative expenses	(15,450)	(4,380)	(26,201)	(6,912)
Research and development expenses	(16,285)	(11,813)	(34,047)	(25,650)
Impairment losses (including reversals of impairment losses) on financial assets	(133)	4	20	(4)
Other operating income	1,719	576	3,142	938
Other operating expenses	-	(46)	(7)	(48)
Operating loss	(30,895)	(14,968)	(60,537)	(31,635)

Finance income	1,700	626	5,067	969
Finance costs	(7,336)	(607)	(19,400)	(3,850)
Loss before income tax	(36,532)	(14,948)	(74,871)	(34,516)

Income tax	(22)	(57)	(27)	(59)
Loss for the period	(36,554)	(15,005)	(74,897)	(34,575)

Attributable to:
Equity holders of the parent	(36,554)	(15,005)	(74,897)	(34,575)

Loss per share (in EUR) attributable to the ordinary equity holders of the company:
Basic earnings per share	(1.18)	(0.49)	(2.50)	(1.13)
Diluted earnings per share	(1.18)	(0.49)	(2.50)	(1.13)

IQM Quantum Computers
interim condensed consolidated statement of cashflows

(in thousands, except share and per share amounts)
(unaudited)

	For the six months ended June 30,
in EUR thousand	2026	2025

Loss for the period	(74,897)	(34,575)

Adjustments for:
Depreciation expense, amortization and impairment	6,462	6,205
Provisions	-	(40)
Other adjustments for non-cash items	(98)	(303)
Share-based payments	8,827	2,334
Finance income/cost	14,233	2,790
Income tax expense	27	59
Changes in:
Inventories	(11,961)	(2,220)
Contract assets	(1,004)	(721)
Trade receivables	3,289	1,717
Other financial assets	(1,793)	(2)
Other assets	(7,440)	(3,836)
Trade payables	(1,093)	3,549
Contract liabilities	6,353	(3,758)
Employee benefits	2,098	1,458
Other liabilities	7,021	(115)
Income taxes paid	(27)	(2)
Cashflow from operating activities	(50,003)	(27,461)

Proceeds from disposals of property, plant, and equipment	-	21
Purchases of property, plant and equipment	(7,159)	(2,735)
Refund from purchase of property, plant and equipment	1,000	-
Payments for acquisition of subsidiary - net of cash	(7)	-
Interest received	977	628
Cashflow from investing activities	(5,188)	(2,086)

Proceeds from equity contributions	39	155,550
Transaction costs related to equity contributions	-	(617)
Share buybacks	-	(22,421)
Exercise of warrants	20,501	-
Proceeds from loans and borrowings	4,225	3
Repayments of loans and borrowings	(440)	(5,508)
Repayments of lease liabilities	(1,310)	(1,874)
Lease incentives received	-	824
Proceeds (payment) of other financial assets	(371)	165
Interest paid	(637)	(409)
Cashflow from financing activities	22,008	125,713

Net increase/(decrease) in cash and cash equivalents	(33,184)	96,166
Cash and cash equivalents at the beginning of year	146,544	17,247
+ Effects of exchange rate changes on cash and cash equivalents	63	(40)
Cash and cash equivalents at the end of period	113,424	113,373